ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
22 July 2008 (ASX: Announcement & Media Release – Offshore West Africa)

dlw 7/30

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

22 July 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

OFFSHORE WEST AFRICA
LARGE FANS PROVIDE ADDITIONAL DRILL TARGETS

Technical studies confirm multiple fan systems with **mean OOIP estimates of 183 million barrels for a single fan/single reservoir case** further enhancing exploration potential offshore Senegal. Fans are an alternative play type to the giant shelf edge closure reported earlier.

Analogue fields include Mexico's Cantarell field, a super giant accumulation, and possibly North America's largest. In pre-rift time Senegal was considered to be adjacent to Mexico before the African and American continents pulled apart.


N
10 km
Senonian unconformity surface depth

- **Incised channels on the exposed platform transported paralic sands and carbonate debris to large canyons cut into the platform. These chutes focused clastic deposition into discrete, stacked upper slope fan systems.**
- **Stacked amplitudes within these upper slope fan complexes represent multi-storey clastic filled fan channels.**
- **Aggregate areal extent of each fan Complex is on the order of 7500 acres (30 km²)**


Southern Fan


Southern Fan

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The following table illustrates the potential of one single fan with a single reservoir as defined by 3D seismic. The southernmost fan comprises a number of potential reservoirs.

SANTONIAN AGE FAN – SINGLE FAN/SINGLE RESERVOIR POTENTIAL SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	5	400	15	8	50
Mean	**183**	**3855**	**102**	**17**	**200**
P10	516	10,000	225	25	1000

Water Depth:	1650 m	(5400')
Depth to target:	3700 m	(12,140')
Well TVD:	4100 m	(13,450')

Analogue:
Cantarell Field: Offshore Campeche. Mexico
Reservoir Rock: Carbonate Breccia Depositional Environment: Carbonate Platform/ Slope
Trapping Mechanism: Combination-Structural & stratigraphic
Age of Reservoir: Early Cretaceous
Gross reservoir thickness: 290m
Porosity & type: 3-5 % Vugs, intercrystalline spaces & fractures
Produced: 7.861 Billion bbls oil

FAR and Hunt are involved in a global marketing campaign aimed at securing a drilling partner on the above prospects and the **giant 3D defined Aptian shelf edge prospect with mean potential exceeding a billion barrels of oil in place (table below refers).**

SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	40	4,000	16	3.6	50
Mean	**1128**	**22,925**	**172**	**7**	**1000**
P10	3082	54,550	452	10	10000

Provided the farmout process is successful, FAR expects to be free carried through one well the timing of which would ultimately be dependent upon rig availability and other operational parameters.

Senegal Exploration Summary

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau-Conaky Basin.
- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licenses cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.
- 2050 sq km 3D acquired during 2007 has been processed and subjected to detailed attribute analysis in 2008.
- **Billion barrel potential** in shelf edge closure and multiple fans


N
Area = 14,981 km²
(3.7 million acres)
2050 km2 3D acquired
Q1 2007
Zone of interest for slope
fan attribute analysis
Kilometers
Water Depth: m

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections.

Participants

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

END

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au